 Exhibit 99.1

SomaLogic, Inc.

Consolidated Financial Statements

As of and for the years ended December 31, 2023 and 2022

With report of Independent Auditors

Report of Independent Auditors

Management and Board of Directors

SomaLogic, Inc.

Opinion

We have audited the consolidated financial statements of SomaLogic, Inc. (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Denver, CO

April 10, 2024

SomaLogic, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$301,455	$421,830
Investments	148,305	117,758
Accounts receivable, net	17,104	17,006
Inventory	14,634	13,897
Deferred costs of services	2,023	1,337
Prepaid expenses and other current assets	4,865	9,873
Total current assets	488,386	581,701
Non-current inventory	11,004	4,643
Accounts receivable, net of current portion	4,669	9,284
Property and equipment, net	18,268	19,564
Other long-term assets	5,298	5,083
Intangible assets	—	16,700
Goodwill	10,399	10,399
Total assets	$538,024	$647,374

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$13,906	$16,794
Accrued liabilities	17,820	20,678
Deferred revenue	3,509	3,383
Current portion of operating lease liabilities	1,730	2,477
Total current liabilities	36,965	43,332
Warrant liabilities	1,264	4,213
Deferred revenue, net of current portion	30,681	31,732
Other long-term liabilities	6,713	5,539
Total liabilities	75,623	84,816
Commitments and contingencies (Note 11)
Stockholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding at December 31, 2023 and 2022	—	—
Common stock, $0.0001 par value; 600,000,000 shares authorized; 188,808,308 and 187,647,973 shares issued and outstanding at December 31, 2023 and 2022, respectively	19	19
Additional paid-in capital	1,190,480	1,171,122
Accumulated other comprehensive income (loss)	21	(513)
Accumulated deficit	(728,119)	(608,070)
Total stockholders’ equity	462,401	562,558
Total liabilities and stockholders’ equity	$538,024	$647,374

The accompanying notes are an integral part of these consolidated financial statements.

SomaLogic, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2023	2022
Revenue
Assay services revenue	$71,951	$63,038
Product revenue	10,894	4,243
Collaboration revenue	3,051	3,051
Other revenue	229	27,334
Total revenue	86,125	97,666
Operating expenses
Cost of assay services revenue	40,417	41,419
Cost of product revenue	5,806	1,945
Research and development	47,425	73,444
Selling, general and administrative	113,928	152,885
Transaction costs	7,738	3,734
Impairment of intangible asset	16,700	—
Total operating expenses	232,014	273,427
Loss from operations	(145,889)	(175,761)
Other income
Interest income and other, net	22,846	8,049
Change in fair value of warrant liabilities	2,949	30,968
Change in fair value of earn-out liability	15	26,870
Total other income	25,810	65,887
Net loss before income tax benefit	(120,079)	(109,874)
Income tax benefit	515	717
Net loss	$(119,564)	$(109,157)

Other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities	$550	$(424)
Foreign currency translation loss	(16)	(17)
Total other comprehensive income (loss)	534	(441)
Comprehensive loss	$(119,030)	$(109,598)

The accompanying notes are an integral part of these consolidated financial statements.

SomaLogic, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock			Accumulated
	Shares	Amount	Additional Paid-In Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
Balance at December 31, 2021	181,552,241	$18	$1,110,991	$(72)	$(498,913)	$612,024
Issuance of Common Stock upon vesting of RSUs	12,031	—	—	—	—	—
Issuance of Common Stock upon exercise of options	1,906,530	—	4,813	—	—	4,813
Shares issued under employee stock purchase plan	146,699	—	372	—	—	372
Issuance of Common Stock for services	—	—	50	—	—	50
Stock-based compensation	—	—	43,064	—	—	43,064
Issuance of Common Stock upon Palamedrix acquisition	4,030,472	1	11,832	—	—	11,833
Net unrealized loss on available-for-sale securities	—	—	—	(424)	—	(424)
Foreign currency translation loss	—	—	—	(17)	—	(17)
Net loss	—	—	—	—	(109,157)	(109,157)
Balance at December 31, 2022	187,647,973	19	1,171,122	(513)	(608,070)	562,558
Issuance of Common Stock upon vesting of RSUs	793,348	—	—	—	—	—
Issuance of Common Stock upon exercise of options	135,740	—	222	—	—	222
Shares issued under employee stock purchase plan	231,247	—	454	—	—	454
Stock-based compensation	—	—	18,682	—	—	18,682
Impact of adoption of ASC 326	—	—	—	—	(485)	(485)
Net unrealized gain on available-for-sale securities	—	—	—	550	—	550
Foreign currency translation loss	—	—	—	(16)	—	(16)
Net loss	—	—	—	—	(119,564)	(119,564)
Balance at December 31, 2023	188,808,308	$19	$1,190,480	$21	$(728,119)	$462,401

The accompanying notes are an integral part of these consolidated financial statements.

SomaLogic, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2023	2022
Operating activities
Net loss	$(119,564)	$(109,157)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation expense	20,497	43,609
Depreciation and amortization	7,391	4,571
Amortization of software for external use	41	—
Impairment of intangible asset	16,700	—
Noncash lease expense	2,261	1,760
Change in fair value of warrant liabilities	(2,949)	(30,968)
Change in fair value of earn-out liability	(15)	(26,870)
Change in fair value of contingent consideration	(482)	167
Accretion of discount on available-for-sale securities, net	(4,891)	(977)
Provision for excess and obsolete inventory	1,005	490
(Recovery) provision of expected credit losses	(299)	150
Cloud computing arrangement expenditures	(1,953)	(11,127)
Loss on disposal of assets	—	2,411
Other	55	15
Deferred income taxes	(585)	(806)
Changes in operating assets and liabilities:
Accounts receivable	4,331	(9,366)
Inventory	(8,103)	(3,732)
Deferred costs of services	(686)	(875)
Prepaid expenses and other current assets	897	133
Other long-term assets	84	(106)
Accounts payable	(3,148)	2,340
Deferred revenue	(925)	29,730
Accrued and other liabilities	(2,874)	9,500
Operating lease liabilities	(2,424)	(1,561)
Net cash used in operating activities	(95,636)	(100,669)
Investing activities
Palamedrix acquisition, net of cash acquired of $2,521	—	(13,256)
Purchases of property and equipment	(3,786)	(5,215)
Capitalized external use software development costs	(745)	—
Purchases of available-for-sale securities	(244,137)	(186,687)
Proceeds from maturities of available-for-sale securities	215,541	287,700
Proceeds from sales of available-for-sale securities	3,484	—
Net cash (used in) provided by investing activities	(29,643)	82,542
Financing activities
Proceeds from exercise of stock options and employee stock purchase plan	676	5,185
Net cash provided by financing activities	676	5,185
Effect of exchange rates on cash, cash equivalents and restricted cash	(48)	(43)
Net decrease in cash, cash equivalents and restricted cash	(124,651)	(12,985)
Cash, cash equivalents and restricted cash at beginning of period	427,282	440,268
Cash, cash equivalents and restricted cash at end of period	$302,631	$427,283

Supplemental disclosure of non-cash investing and financing activities:
Capital expenditures included in accounts payable	$977	$395
Operating lease assets obtained in exchange for lease obligations	2,022	5,318
Issuance of Common Stock upon Palamedrix acquisition	—	11,832
Consideration payable for acquisition	—	1,448
Issuance of Common Stock for services	—	50

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$301,455	$421,830
Restricted cash included in prepaid expenses and other current assets	547	4,658
Restricted cash included in other long-term assets	629	795
Total cash, cash equivalents and restricted cash at end of period	$302,631	$427,283

The accompanying notes are an integral part of these consolidated financial statements.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Note 1 — Description of Business

Organization and Operations

SomaLogic, Inc. (“SomaLogic” or the “Company”) operates as a protein biomarker discovery company that develops slow off-rate modified aptamers (“SOMAmers®”), which are modified nucleic acid-based protein binding reagents that are specific for their cognate protein, and offers proprietary SomaScan® services, which provide multiplex protein detection and quantification of protein levels in complex biological samples. The SOMAmers®/SomaScan® technology enables researchers to analyze various types of biological samples for protein biomarker signatures, which can be utilized in drug discovery and development.

SomaLogic, Inc. was incorporated in Delaware on December 15, 2020 as a special purpose acquisition company (“SPAC”) under the name CM Life Sciences II Inc. (“CMLS II”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

On September 1, 2021, we consummated a business combination (the “SPAC Merger”) wherein SomaLogic Operating Co. Inc. (“SomaLogic Operating”), a Delaware corporation formed on October 13, 1999, became a wholly-owned subsidiary of CMLS II. In connection with the closing of the SPAC Merger, we changed our name from CM Life Sciences II Inc. to SomaLogic, Inc.

Unless the context otherwise requires, the terms “we”, “us”, “our”, “SomaLogic" and “the Company" refer to SomaLogic, Inc. and its consolidated subsidiaries.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with principles generally accepted in the United States (“GAAP”). All intercompany transactions and balances have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

Certain reclassifications have been made to prior period amounts to conform to the current presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Actual results could differ materially from these estimates.

Significant estimates and assumptions which form the basis of amounts reported in the consolidated financial statements include, but are not limited to, the standalone selling prices of our performance obligations; timing of revenue recognition; fair value measurements; net realizable value of inventory; income taxes; and the fair value of intangible assets acquired in business combinations. We base our estimates on current facts and circumstances, historical experience, forecasted results, and various other assumptions that we believe to be reasonable. We obtain reports from third-party valuation specialists to inform and support estimates related to certain fair value measurements.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, cash equivalents, investments, and accounts receivable. Accounts receivable are unsecured. Cash and cash equivalents are deposited with major financial institutions. In certain accounts, we maintain cash balances in excess of federally insured limits. We have not experienced losses in these accounts and believe that we are not exposed to significant risk.

Significant customers are those that represent more than 10% of total revenues for any period presented in the consolidated statements of operations and comprehensive loss, or that represent more than 10% of the gross accounts receivable balance as of either balance sheet date presented. The table below sets forth percentages of revenue and gross accounts receivable attributable to significant customers:

SomaLogic, Inc.

Notes to Consolidated Financial Statements

	Accounts Receivable		Revenue
	December 31,		Year Ended December 31,
	2023	2022	2023	2022
Customer A	*	11%	23%	19%
Customer B(1)	42%	51%	*	27%
Customer C	*	*	16%	*

(1) All revenue related to accounts receivable from Customer B was recognized during the year ended December 31, 2022.

* less than 10%

International sales entail a variety of risks, including currency exchange fluctuations, longer payment cycles, and greater difficulty in accounts receivable collection. Customers outside the United States collectively represented 51% and 35% of our revenues for the years ended December 31, 2023 and 2022, respectively. Customers outside of the United States collectively represented 11% and 23% of our gross accounts receivable balance as of December 31, 2023 and 2022, respectively.

Certain components included in our products require customization and are obtained from a single source or a limited number of suppliers.

Business Combination

We account for business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill. Transaction costs related to business combinations are expensed as incurred and classified as transaction costs in the consolidated statements of operations and comprehensive loss. Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates, especially with respect to intangible assets.

Contingent Consideration

Acquisition-related contingent consideration was initially recorded in the consolidated balance sheets at its acquisition-date estimated fair value, in accordance with the acquisition method of accounting. Contingent consideration liabilities contractually due beyond 12 months or to be settled in stock are recorded in other long-term liabilities on the consolidated balance sheets. The fair value of the acquisition-related contingent consideration is remeasured each reporting period, with changes in fair value recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss. The fair value measurement is based on significant inputs not observable by market participants and thus represents a Level 3 input in the fair value hierarchy.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the British pound sterling. In preparing its consolidated financial statements, the Company is required to translate the financial statements of this subsidiary from British pounds sterling to U.S. dollars. Accordingly, the assets and liabilities of the Company’s subsidiary are translated into U.S. dollars at current exchange rates and the results of operations are translated at the average exchange rates for the period. Since the Company’s functional currency is deemed to be the local currency, any gain or loss associated with the translation of its consolidated financial statements is included in other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss. Net foreign currency transaction gains (losses) were not significant for the years ended December 31, 2023 and 2022.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and short-term, highly liquid investments that are readily convertible into cash, with original maturities of three months or less. Cash equivalents consist primarily of amounts invested in money market funds and are stated at fair value.

Restricted Cash

Restricted cash represents cash on deposit with a financial institution as security for letters of credit outstanding for the benefit of the landlords related to operating leases and a bank guarantee with an international customer. The portion of restricted cash expected to be released within 12 months is classified as prepaid expenses and other current assets on the consolidated balance sheets and was $0.5 million and $4.7 million as of December 31, 2023 and 2022, respectively. Cash expected to be restricted for greater than 12 months is classified as other long-term assets on the consolidated balance sheets and was $0.6 million and $0.8 million as of December 31, 2023 and 2022, respectively.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Investments

The Company has designated all investments, which consist of U.S. Treasury securities, asset-backed securities, commercial paper, corporate bonds and agency bonds, as available-for-sale securities. Available-for-sale securities are reported at fair value on the consolidated balance sheets. Realized gains and losses, amortization of premiums and accretion of discounts, and interest and dividends earned on available-for-sale securities are included in interest income and other, net in the consolidated statements of operations and comprehensive loss. The cost of investments for purposes of computing realized and unrealized gains and losses is based on the specific identification method. The Company determines the appropriate classification of its debt securities at the time of purchase based on their maturities and re-evaluates such classification at each balance sheet date.

At each reporting date the Company evaluates available-for-sale marketable debt securities in an unrealized loss position to determine whether an allowance for credit loss is required. For available-for-sale marketable debt securities in an unrealized loss position, the Company will assess (i) whether it intends to sell, or (ii) it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If the aforementioned criteria is met, such marketable debt security’s amortized cost basis will be written down to its fair value through earnings along with any existing allowance for credit losses. For available-for-sale marketable debt securities that do not meet this criteria, the Company will evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the severity of the impairment, any changes in interest rates, underlying credit ratings, and forecasted recovery, among other factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in interest income and other, net in the consolidated statements of operations and comprehensive loss.

There have been no impairment or credit losses recognized during the periods presented in the accompanying consolidated statements of operations and comprehensive loss.

Any unrealized losses from declines in fair value below the amortized cost basis as a result of non-credit factors and unrealized gains are recognized in accumulated other comprehensive loss as a separate component of stockholders’ equity.

Accrued interest was less than $0.1 million as of December 31, 2023 and $0.5 million as of December 31, 2022 and is presented in prepaid expenses and other current assets on the consolidated balance sheets.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in the principal or most advantageous market for that asset or liability to be transferred in an orderly transaction between market participants on the measurement date. ASC 820, Fair Value Measurements, establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The hierarchy defines three levels of inputs that may be used to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level 1, Level 2, and Level 3 assets and liabilities. The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate fair value due to their relatively short-term maturities.

Accounts Receivable and Allowance for Expected Credit Losses

Effective January 1, 2023, we adopted the requirements of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), along with the subsequently issued guidance amending and clarifying various aspects of ASU 2016-13, using the modified retrospective method of adoption. In accordance with that method, the comparative periods’ information continues to be reported under the relevant accounting guidance in effect for that period. For the current period, the standard replaces the existing incurred credit loss model with the current expected credit losses model for financial instruments, including accounts receivable, through a cumulative-effect adjustment to accumulated deficit as of the beginning of the first reporting period in which the guidance is effective.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Accounts receivable are recorded at invoiced amounts, net of an allowance for expected credit losses. We are exposed to credit losses primarily through sales of products and services. The estimation of the allowance for expected credit losses is based on historical loss experience, the current aging status of receivables, current and estimated future economic and market conditions, and specific customer accounts considered to be at risk or uncollectible. Credit quality is monitored through the timing of payments compared to the prescribed payment terms and known facts regarding financial condition of the customer. We write off accounts receivable against the allowance for expected credit losses when we determine a balance is uncollectible and cease collection efforts. We did not write off any material accounts receivable balances during the years ended December 31, 2023 and 2022.

The non-current portion of accounts receivable primarily consists of guaranteed minimum fixed royalty payments owed to us under licensing agreements. Non-current accounts receivable are recorded net of significant financing components.

Inventory

Inventory is stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs. We estimate the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. We periodically analyze our inventory levels to identify inventory that may expire prior to expected usage, no longer meets quality specifications, or has a cost basis in excess of its estimated net realizable value, and record a charge to cost of revenue for such inventory as appropriate. Inventory that is not expected to be used within 12 months of the balance sheet date is classified as non-current inventory in the accompanying consolidated balance sheets.

Software Development Costs

Internal-Use Software

The Company capitalizes certain internal and external costs related to the acquisition and development of internal-use software or cloud computing arrangements during the application development stages of projects. The costs incurred for development of software intended for internal use and cloud computing arrangements are capitalized in accordance with ASC 350-40, Goodwill and Other, Internal-Use Software. These costs are included in property and equipment, net of accumulated depreciation and amortization in the consolidated balance sheets.

When the software is ready for its intended use, the Company amortizes these costs using the straight-line method over the estimated useful life of the asset, or, for cloud computing service arrangements, over the term of the hosting arrangement. Costs incurred during the preliminary project or the post-implementation/operation stages of the project are expensed as incurred. The Company is also required to evaluate capitalized implementation costs for impairment as if the costs were long-lived assets.

Software Developed for Sale

The costs incurred for the development of computer software to be sold, leased, or otherwise marketed are capitalized in accordance with ASC 985-20, Costs of Software to be Sold, Leased or Marketed, when technological feasibility has been established. Once technological feasibility has been established, subsequent costs are capitalized until the software begins to be marketed or is released to customers after which the capitalized costs are amortized and reviewed for impairment. Technological feasibility generally occurs when all planning, design, coding and testing activities are completed that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. The establishment of technological feasibility is an ongoing assessment of judgment by management with respect to certain factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in technology.

Capitalized software costs include direct labor and related expenses for software development for new products. Capitalized software costs are included in other long-term assets in the consolidated balance sheets. Amortization of capitalized software development costs begins when the product is available for general release. Amortization is provided on a product-by-product basis using the straight-line method over periods of three years. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately. Capitalized software costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in software technologies at each balance sheet date. In the event of impairment, unamortized capitalized software costs are compared to the net realizable value of the related product and the carrying value of the related assets are written down to the net realizable value to the extent the unamortized capitalized costs exceed such value. The net realizable value is the estimated future gross revenues from the related product reduced by the estimated future costs of completing and disposing of such product, including the costs of providing related maintenance and customer support.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

The unamortized portion of software developed for sale is $0.7 million and nil, as of December 31, 2023 and 2022, respectively. Total amortization expense was less than $0.1 million and nil for the period ended December 31, 2023 and 2022, respectively.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred.

Costs for capital assets not yet placed into service are capitalized as construction in progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included within loss from operations in the consolidated statements of operations and comprehensive loss.

Depreciation and amortization for property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of the Company’s property and equipment are as follows:

Lab equipment	1 - 5 years
Computer equipment	3 years
Furniture and fixtures	4 years
Internal-use software	3 years
Leasehold improvements	Shorter of lease term or estimated useful life
Cloud computing arrangements	Term of hosting arrangement

Intangible Assets

Intangible assets consist of acquired in-process research and development (“IPR&D”). IPR&D relates to substantial research and development efforts that are incomplete at the acquisition date. IPR&D intangible assets are considered indefinite-lived until the completion or abandonment of the associated research and development efforts. During the development phase, these assets are not amortized but are tested for impairment annually during the fourth quarter of the year or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Once the IPR&D activities are completed, the intangible asset is amortized over its useful life on a straight-line basis.

During the year ended December 31, 2023, as part of our annual impairment assessment we recognized an impairment loss of $16.7 million related to our IPR&D asset (Level 3 fair value measurement). The impairment loss was due to a lowered growth outlook for products resulting from the IPR&D based on current progress of development activities and the Company’s strategic priorities. The fair value of IPR&D was assessed using the multi-period excess earnings method, which estimates an intangible asset’s fair value based on the present value of the incremental after-tax cash flows attributable only to the intangible asset. As a result of the assessment performed, our IPR&D asset was fully impaired.

Goodwill

Goodwill represents the excess of the purchase price from business combinations over the fair value of the net assets acquired. Goodwill is not amortized but is tested for impairment at least annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that it may be impaired. All of our goodwill is assigned to our one reporting unit.

We perform impairment testing by first assessing qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If we conclude that that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative test is performed.

If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying value exceeds the estimated fair value of the reporting unit, there is an impairment of goodwill and an impairment loss would be recorded. The impairment loss is calculated by comparing the fair value of the reporting unit less its carrying amount, including goodwill. Goodwill impairment would be limited to the carrying value of goodwill. There were no goodwill impairment losses recorded in any period presented.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets

We evaluate a long-lived asset (or asset group) for impairment whenever events or changes in circumstances indicate that the carrying value of the asset (or asset group) may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the asset (or asset group) is expected to generate are less than the carrying value of the asset (or asset group), an impairment loss is recorded to write down the asset (or asset group) to its estimated fair value. There were no impairment losses recorded in any period presented.

Leases

We determine if an arrangement is a lease at inception of the contract. Operating lease right-of-use (“ROU”) assets are included in other long-term assets, and operating lease liabilities are included in other current liabilities and other long-term liabilities in the consolidated balance sheets.

ROU assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the implicit rate in our leases is generally unknown, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. We give consideration to our credit risk, term of the lease, total lease payments and adjust for the impacts of collateral, as necessary, when calculating our incremental borrowing rates.

Operating lease ROU assets include lease incentives and initial direct costs incurred. When the lease incentives specify a maximum level of reimbursement and we are reasonably certain to incur reimbursable costs equal to or exceeding this level, we include the lease incentive in the measurement of the ROU assets and lease liabilities at commencement. The lease terms may include options to extend or terminate the lease when it is reasonably certain we will exercise any such options. Lease costs for our operating leases are recognized on a straight-line basis within operating expenses over the lease term in the consolidated statements of operations and comprehensive loss.

We have lease agreements with lease and non-lease components. However, we have elected the practical expedient to not separate lease and non-lease components for all of our existing classes of assets. Therefore, the lease and non-lease components are accounted for as a single lease component. We have also elected to not apply the recognition requirement to any short-term leases with a term of 12 months or less.

We monitor for events or changes in circumstances that may require a reassessment or impairment of our leases, at which time our ROU assets for operating leases may be reduced by impairment losses.

Earn-Out Liability

As a result of the SPAC Merger, additional shares of Common Stock were provided to SomaLogic Operating shareholders and to certain employees and directors of SomaLogic. The earn-out shares granted to shareholders were recognized as a liability in accordance with ASC 815 and remeasured at each reporting period, with changes in fair value recognized within change in fair value of earn-out liability in the consolidated statements of operations and comprehensive loss. The earn-out liability was nil at December 31, 2023 and 2022. The earn-out shares granted to employees and directors (“Service Provider Earn-Outs”) were accounted for in accordance with ASC 718, Compensation – Stock Compensation, as they were contingent on services being provided. See Note 13.

Warrant Liabilities

During February 2021, in connection with CMLS II’s initial public offering, CMLS II issued 5,519,991 warrants (the “Public Warrants”) to purchase shares of Common Stock at $11.50 per share. Simultaneously, with the consummation of the CMLS II initial public offering, CMLS II issued 5,013,333 warrants through a private placement (the “Private Placement Warrants”, and together with the Public Warrants, the “Warrants”) to purchase shares of Common Stock at $11.50 per share. All of the Warrants were outstanding as of December 31, 2023.

We classify the Warrants as liabilities on our consolidated balance sheets as these instruments are precluded from being indexed to our own stock given that the terms allow for a settlement adjustment that does not meet the scope for the fixed-for-fixed exception in ASC 815, Derivatives and Hedging (“ASC 815”). Since the Warrants meet the definition of a derivative under ASC 815-40, the Company recorded these warrants as long-term liabilities at fair value on the date of the SPAC Merger, with subsequent changes in their respective fair values recognized within change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss at each reporting date. See Note 12, Stockholders' Equity, for more information on the Warrants.

Revenue Recognition

We recognize revenue from sales to customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 provides a five-step model for recognizing revenue that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

We recognize revenue when or as control of promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Sales, value add, and other taxes collected concurrent with revenue-producing activities are excluded from revenue.

Payment terms may vary by customer, are based on customary commercial terms, and are generally less than one year. We do not adjust revenue for the effects of a significant financing component for contracts where the period between the transfer of the good or service and collection is one year or less. We expense incremental costs to obtain a contract when incurred since the amortization period of the asset that would otherwise be recognized is one year or less.

Assay Services Revenue

We generate assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. Revenue from SomaScan® services is recognized at the time the analysis data or report is delivered to the customer, which is when control has been transferred to the customer. SomaScan® services are sold at a fixed price per sample without any volume discounts, rebates, or refunds.

The delivery of each assay data report is a separate performance obligation. For arrangements with multiple performance obligations, the transaction price must be allocated to each performance obligation based on its relative standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation as there are few directly comparable products in the market and factors such as customer size are factored into the determination of selling price. We determine standalone selling prices based on amounts invoiced to customers in observable transactions.

Product Revenue

Product revenue primarily consists of equipment and kit sales to customers that assay samples in their own laboratories, referred to as authorized sites. Equipment is generally accounted for as a bundle with installation, qualification and training services. Revenue from equipment sales is recognized based on the progress made toward achieving the performance obligation utilizing input methods, including costs incurred. Revenue from kit sales is recognized upon transfer of control to the customer. Shipping and handling costs billed to customers are included in product revenue in the consolidated statements of operations and comprehensive loss.

Collaboration Revenue

In July 2011, NEC Corporation (“NEC”) and SomaLogic entered into a Strategic Alliance Agreement (the “SAA”) to develop a professional software tool to enable SomaScan® customers to easily access and interpret the highly multiplexed proteomic data generated by SomaLogic’s SomaScan® assay technology in the United States. To support this development, NEC made an upfront payment of $12.0 million. This agreement includes a clause whereby if there is a material breach of the contract or change in control of SomaLogic, we may be required to pay a fee to terminate the agreement.

We determined that the SAA met the criteria set forth in ASC 808, Collaborative Arrangements, (“ASC 808”) because both parties were active participants and were exposed to significant risks and rewards dependent on commercial failure or success. We recorded the upfront payment as deferred revenue to be recognized over the period of performance of 15 years. The revenue was recorded in collaboration revenue in the consolidated statements of operations and comprehensive loss.

In March 2020, NEC and SomaLogic mutually terminated the SAA and concurrently SomaLogic and NEC Solution Innovators, Ltd. (“NES”), a wholly owned subsidiary of NEC, entered into a new arrangement, the Joint Development & Commercialization Agreement (the “JDCA”), to develop and commercialize SomaScan® services in Japan. NES agreed to make annual payments of $2.0 million for five years, for a total of $10.0 million, in exchange for research and development activities, as described below. We determined the JDCA should be accounted for as a modification of the SAA. Therefore, the remaining SAA deferred revenue balance as of the date of the modification was included as consideration under the JDCA resulting in total consideration of $15.3 million for research and development activities. We determined that this arrangement also meets the criteria set forth in ASC 808. The JDCA contains three separate performance obligations: (i) research and development activities, (ii) assay services, and (iii) a 10-year exclusive license of our intellectual property.

(i) Research and Development Activities

We determined that NES is not a customer with respect to the research and development activities associated with the collaboration arrangement under ASC 808. We recognize revenue from these activities based on the progress made toward achieving the performance obligation utilizing input methods, including costs incurred, in collaboration revenue in the consolidated statements of operations and comprehensive loss.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

(ii) Assay Services

We determined that NES is a customer for the assay services performance obligation, which should be accounted for using the criteria under ASC 606. We receive a fixed fee (standalone selling price) per sample in exchange for assaying samples, which is a service performed for other customers in the ordinary course of business. This performance obligation is recognized at a point in time when the assay data report is delivered to the customer and recorded in assay services revenue in the consolidated statements of operations and comprehensive loss.

(iii) License of Intellectual Property

We determined that NES is a customer for the license performance obligation, which should be accounted for using the criteria under ASC 606. We receive royalties based on NES’ net sales and determined the allocation of royalties solely to this performance obligation is consistent with the objectives in ASC 606. This performance obligation was satisfied at the beginning of the license term. Subject to the sales and usage-based royalty exception, revenue is recognized in the period in which the subsequent sale or usage has occurred. Royalties are recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Other Revenue

Other revenue includes royalty revenue and revenue received from research grants. We recognize royalty revenue for fees paid by customers in return for a license to make, use or sell certain licensed products in certain geographic areas. These fees are equivalent to a percentage of the customer’s related revenues. We recognize revenue for sales-based or usage-based royalties promised in exchange for a functional license of intellectual property when the later of the following events occurs: (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied. As such, revenue is recognized in the period in which the subsequent sale or usage has occurred.

In June 2008, SomaLogic and New England Biolabs, Inc. (“NEB”) entered into an exclusive licensing agreement, whereby we provide a license to use certain proprietary information and know-how relating to its aptamer technology to make and use commercial products. In exchange, we receive royalties from NEB for this functional license of intellectual property. In September 2022, SomaLogic and NEB entered into a license and settlement agreement (“NEB Agreement”) that terminated the existing exclusive licensing arrangement and provided for a settlement of $8.0 million of previously constrained royalties recognized for the year ended December 31, 2022. The NEB Agreement also provided a non-exclusive license arrangement for the same proprietary information and know-how under which we are guaranteed fixed minimum royalties of $15.0 million to be received over 3 years. We recognized revenue for the guaranteed fixed minimum royalties of $13.2 million for the year ended December 31, 2022, net of a significant financing component of $1.8 million. Interest income is recognized using the effective-interest method. Any revenue above the guaranteed fixed minimum royalties is recognized in the period in which the subsequent sale or usage has occurred. As of December 31, 2023, we have recorded a receivable of $9.0 million, of which $4.6 million is recorded in accounts receivable, net of current portion and $4.4 million is recorded in accounts receivable, net on the consolidated balance sheets. Interest income related to the significant financing component was $0.8 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively, and is included in interest income and other, net in the consolidated statements of operations and comprehensive loss.

Grant revenue represents funding under cost reimbursement programs or fixed rate arrangements from government agencies and non-profit foundations for qualified research and development activities performed by SomaLogic. We recognize grant revenue when it is reasonably assured that the grant funding will be received as evidenced through the existence of a grant arrangement, amounts eligible for reimbursement are determinable and have been incurred, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured. The classification of costs incurred related to grants is based on the nature of the activities performed by SomaLogic. Grant revenue is recognized when the related costs are incurred and recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Illumina Cambridge, Ltd.

On December 31, 2021, we entered into a multi-year arrangement with Illumina Cambridge, Ltd. (“Illumina Agreement”) to jointly develop and commercialize co-branded kits that will combine Illumina’s Next Generation Sequencing (“NGS”) technology with SomaLogic’s SomaScan technology. Pursuant to the agreement, we received a non-refundable upfront payment of $30.0 million on January 4, 2022. This arrangement is accounted for in accordance with ASC 606. We concluded there are two performance obligations: (1) SOMAmer reagents necessary to develop and commercialize NGS based proteomic products, inclusive of the rights to licenses, patents and training to allow for the use of such reagents and (2) an option to purchase goods post-commercialization with a material right (“Material Right”). The total transaction price is subject to a constraint since it is uncertain that commercialization will be achieved; and therefore the transaction price was determined to be $30.0 million and was allocated to each of the performance obligations identified on a relative standalone selling price basis. Revenue from the performance obligations is recognized as follows in product revenue in the consolidated statements of operations and comprehensive loss:

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Reagents: Revenue is recognized when control transfers to the customer (i.e., when the SOMAmer reagents are shipped). We estimated the standalone selling price (“SSP”) based on observable pricing of similar performance obligations.

Material Right: Revenue is recognized when Illumina exercises its option to purchase goods post-commercialization. We estimated the SSP based on an incremental discount to be provided to the customer adjusted for the likelihood that Illumina will exercise the option.

In June 2022, Illumina issued a purchase order that changed the promises under the Illumina Agreement. The purchase order represents a contract modification that is accounted for prospectively as if it were a termination of the existing contract and the creation of a new contract.

As a result, we determined that there were three new performance obligations (total of five performance obligations): (1) equipment bundle that includes customization services, integration services, system qualification services, site initiation services and training (“Equipment Bundle”), (2) qualification kits, and (3) support services. The contract modification resulted in an increase in the transaction price of $0.5 million. The updated transaction price was allocated between the performance obligations on a relative SSP basis. We estimated the SSP based on observable pricing of similar performance obligations. Revenue from the performance obligations is recognized as follows in product revenue in the consolidated statements of operations and comprehensive loss:

Equipment Bundle: Revenue is recognized based on the progress made toward achieving the performance obligation utilizing input methods, including costs incurred.

Qualification Kits: Revenue is recognized when control transfers to the customer (i.e., when the qualification kits are shipped).

Support Services: Revenue is recognized for the support services as the services are provided.

We did not recognize any revenue during the years ended December 31, 2023 or 2022 pursuant to the aforementioned Illumina Agreement for performance obligations satisfied.

Cost of Assay Services Revenue

Cost of assay services revenue consists of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to assay services revenue. It also includes costs for production variances, such as yield losses, material usages, spending and capacity variances. Cost of assay services revenue is recognized in the period the related revenue is recognized.

Cost of Product Revenue

Cost of product revenue consists primarily of raw materials, equipment and production costs, salaries and other personnel costs, overhead and other direct costs related to product revenue. Shipping and handling costs incurred for product shipments are included in cost of product revenue in the consolidated statements of operations and comprehensive loss. Cost of product revenue is recognized in the period the related revenue is recognized.

Research and Development

Research and development expenses, consisting primarily of salaries and benefits, laboratory supplies, clinical study costs, consulting fees and related costs, are expensed as incurred.

Selling, General and Administrative

Selling expenses consist primarily of personnel and marketing related costs and are expensed as incurred. Advertising costs totaled approximately $3.7 million and $3.5 million during the years ended December 31, 2023 and 2022, respectively.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

General and administrative expenses consist primarily of personnel costs for the Company’s finance, human resources, business development and general management, as well as professional services, such as legal and accounting services. General and administrative expenses are expensed as incurred.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax bases of assets and liabilities and their respective financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which these temporary differences are expected to reverse. We evaluate the need to establish or release a valuation allowance based upon expected levels of taxable income, future reversals of existing temporary differences, tax planning strategies, and recent financial operations. Valuation allowances are established to reduce deferred tax assets to the amount expected to be more likely than not realized in the future.

The effect of income tax positions is recognized only when it is more likely than not to be sustained. Interest and penalties associated with uncertain tax positions are recorded in income tax benefit (provision) in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

The Company incurs stock-based compensation expense related to its equity awards granted under its stock-based compensation plans. These awards include stock options and restricted stock units. The fair value of stock option awards is estimated using a Black-Scholes valuation model. The fair value of restricted stock units is the closing market price per share of the Company’s stock on the grant date. The Company recognizes compensation expense on a straight-line basis over the vesting period.

The Company estimates forfeitures based on historical experience. Stock-based compensation expense is adjusted over the term of the awards to reflect their probability of vesting.

Set forth below are the assumptions used in valuing the stock options granted and a discussion of the Company’s methodology for developing each of the assumptions used:

•	Expected dividend yield — The Company did not pay regular dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. Therefore, the Company used an expected dividend yield of zero in the option valuation model.

•	Expected volatility — Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company’s estimate of expected volatility approximates the historical volatility of the Company’s common stock.

•	Risk-free interest rate — We use a range of United States Treasury rates with a term that most closely resembles the expected life of the option as of the date of which the option was granted.

•	Expected average life of options — The expected life assumption is the expected time to exercise. The Company uses a simplified method to develop this assumption, which uses the average of the vesting period and the contractual terms, as the Company has limited historical information to develop reasonable expectations about future exercise patterns.

Fair Value of Common Stock

Prior to the SPAC Merger, the grant date fair value of the shares of common stock underlying stock options was determined by the Company’s Board of Directors with assistance of third-party valuation specialists. Because there was no public market for the Company’s common stock, the Board of Directors exercised reasonable judgment and considered a number of objective and subjective factors, combined with management’s judgments, to determine the best estimate of the fair value, which include financial condition and actual operating results; the progress of the Company’s research and development efforts; its stage of development; business strategy; the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of the Company’s common stock; the prices at which the Company sold shares of its redeemable convertible preferred stock; equity market conditions of comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock.

Following the SPAC Merger, the grant date fair values of equity awards are determined based on the closing price of the Company’s common stock on the date of the grant.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive loss. Other comprehensive loss refers to gains and losses that are recorded as an element of stockholders’ equity but excluded from net loss. Our other comprehensive loss consists of foreign currency translation adjustments and net unrealized gain or losses on investments in available-for-sale securities.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Financial Instruments — Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which sets forth a “current expected credit loss” (“CECL”) model that requires us to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. We adopted ASU 2016-13, as amended, on January 1, 2023 using a modified retrospective approach and recorded a cumulative effect adjustment to accumulated deficit. The adoption of ASU 2016-13 did not have a material impact on our consolidated financial statements.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The new standard is effective for fiscal years beginning after December 15, 2025. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently assessing the effects of adoption on its consolidated financial statements.

Note 3 — Business Combinations

Acquisition of Palamedrix, Inc.

On August 31, 2022, we acquired 100% of the equity interests in Palamedrix, Inc. (“Palamedrix”) (the “Palamedrix Acquisition”) in exchange for purchase consideration of $29.7 million, which included cash of $15.8 million, equity consideration of $12.5 million, and contingent consideration of $1.4 million. Palamedrix is a DNA nano tech firm that provides scientific and engineering expertise, miniaturization technology and enhanced ease-of-use capabilities that we intend to leverage as we develop the next generation of SomaScan Assay.

The Palamedrix Acquisition provided for up to $0.5 million to be paid to the founders contingent upon settlement of pre-acquisition legal matters (the “holdback contingent consideration”). The Palamedrix Acquisition also provided for three potential additional payments of up to $17.5 million to the owners, including non-founder and founder employees, to be settled in cash and/or Common Stock contingent on the achievement of certain net sales milestone targets by the fifth and sixth year anniversaries of the closing date of the acquisition (“milestone contingent consideration”).

Consideration transferred includes 3,215,295 shares of Common Stock issued to Palamedrix securityholders. An additional 815,177 shares of Common Stock were issued to Palamedrix employees and founders that were accounted for as post-combination compensation expense. The fair value of Common Stock was based on a per share price of $3.68 on August 31, 2022, the acquisition date.

The Palamedrix Acquisition resulted in goodwill of $10.4 million attributed to operational synergies and cost savings the Company expected to achieve from the combined operations and Palamedrix’s knowledgeable and experienced assembled workforce. The goodwill is not deductible for tax purposes.

All unvested awards of non-founder employees were accelerated on a discretionary basis as part of the Palamedrix Acquisition. These awards were exchanged at the close date for cash, Common Stock, and milestone consideration. As a result, the Company allocated $1.3 million of the total consideration transferred to post-combination compensation expense. The amount is recorded in selling, general and administrative in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2022.

In addition, the unvested awards of the Palamedrix founders were exchanged for cash, Common Stock, and milestone consideration on a consistent basis with all other shareholders. However, the Common Stock and milestone consideration replacement awards granted to the Palamedrix founders require continuing employment for a period of three years. The Common Stock awards vest ratably over the service period and are equity classified. The milestone consideration awards vest after a three year service period or upon the achievement of the milestones.

The milestone consideration replacement awards of non-founder and founder employees are accounted for under ASC 718. As the milestone payments are a fixed monetary value settled in cash and/or Common Stock, they are liability classified. The milestone consideration replacement awards liability was $2.2 million and $1.3 million as of December 31, 2023 and 2022, respectively, and is recorded in other long-term liabilities on the consolidated balance sheets.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

We incurred $3.7 million of acquisition-related costs in connection with the Palamedrix Acquisition, which are reflected in transaction costs in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2022.

Note 4 — Deferred Revenue

Contract liabilities represent the Company’s obligation to transfer goods or services to customers from which we have received consideration. Deferred revenue is classified as current if the Company expects to be able to recognize the deferred amount as revenue within 12 months of the balance sheet date. Deferred revenue is recognized as or when the Company satisfies its performance obligations under the contract.

At December 31, 2023 and 2022, deferred revenue of $34.2 million and $35.1 million, respectively, comprised balances related to our collaboration, product, assay services, and other revenue. At December 31, 2023 and 2022, the portion of deferred revenue related to collaboration revenue was $1.8 million and $2.9 million, respectively. As of December 31, 2023, the estimated remaining performance period related to the deferred collaboration revenue is approximately 1.3 years. At December 31, 2023 and 2022, the portion of deferred revenue related to assay services and other revenue was $2.0 million and $1.8 million, respectively. As of December 31, 2023, the deferred revenue related to assay services and other revenue is expected to be recognized within 12 months.

As of December 31, 2023 and 2022, the deferred product revenue related to the Illumina Agreement amounted to $30.4 million for each period. As of December 31, 2023, the estimated remaining performance obligation period is approximately 7.0 years.

Note 5 — Accounts Receivable, net

Accounts receivable, net consisted of the following:

	December 31,
(in thousands)	2023	2022
Accounts receivable	$22,090	$26,441
Less: allowance for expected credit losses	(317)	(151)
Accounts receivable, net	$21,773	$26,290
Accounts receivable, net (current)	17,104	17,006
Accounts receivable, net of current portion	4,669	9,284

Note 6 — Fair Value Measurements

Assets measured at fair value on a recurring basis

The following tables set forth our financial assets measured at fair value on a recurring basis and the level of inputs used in such measurements:

As of December 31, 2023 (in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$10,857	$—	$—	$10,857	Level 1
Money market funds	290,598	—	—	290,598	Level 1
Total cash and cash equivalents	301,455	—	—	301,455
Investments:
U.S. Treasuries	148,251	54	—	148,305	Level 2
Total investments	148,251	54	—	148,305
Total assets measured at fair value on a recurring basis	$449,706	$54	$—	$449,760

SomaLogic, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022 (in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$44,045	$—	$—	$44,045	Level 1
Money market funds	377,785	—	—	377,785	Level 1
Total cash and cash equivalents	421,830	—	—	421,830
Investments:
Commercial paper	58,794	—	(195)	58,599	Level 2
U.S. Treasuries	35,252	—	(175)	35,077	Level 2
Corporate bonds	11,782	—	(39)	11,743	Level 2
Agency bonds	12,426	—	(87)	12,339	Level 2
Total investments	118,254	—	(496)	117,758
Total assets measured at fair value on a recurring basis	$540,084	$—	$(496)	$539,588

Our investments consist of money market funds, commercial paper, U.S. Treasuries, corporate bonds, and agency bonds. All of the commercial paper, U.S. Treasuries, corporate bonds and agency bonds are designated as available-for-sale securities and have an effective maturity date that is less than one year from the respective balance sheet date, and accordingly, have been classified as current in the consolidated balance sheets.

We classify our investments in money market funds within Level 1 of the fair value hierarchy because they are valued using quoted market prices. We classify our commercial paper, U.S Treasuries, asset-backed securities, corporate bonds and agency bonds as Level 2 and obtain the fair value from a third-party pricing service, which may use quoted market prices for identical or comparable instruments or model-driven valuations using observable market data or inputs corroborated by observable market data.

There are no investment securities in an unrealized loss position as of December 31, 2023. Additionally, we do not intend to sell or believe that it is not more likely than not that we will be required to sell the securities before recovery of the amortized cost bases and have therefore not recorded any allowances for available-for-sale securities in our allowance for expected credit losses as of December 31, 2023. We did not recognize material realized gains or losses for the year ended December 31, 2023.

Liabilities measured at fair value on a recurring basis

The following table presents information about our liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation inputs we utilized to determine such fair value:

	December 31,		Fair Value
(in thousands)	2023	2022	Level
Warrant liability - Public Warrants	$662	$2,208	Level 1
Warrant liability - Private Placement Warrants	602	2,005	Level 2
Milestone contingent consideration	1,133	1,165	Level 3
Holdback contingent consideration	—	450	Level 3
Total liabilities measured at fair value on a recurring basis	$2,397	$5,828

Liabilities that are measured at fair value on a recurring basis are recorded on the consolidated balance sheets were as follows:

	December 31,
	2023	2022
Warrant liabilities	1,264	4,213
Other long-term liabilities	1,133	1,615
Total liabilities measured at fair value	2,397	5,828

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Warrant liabilities

The public warrants were valued using Level 1 inputs as they are traded in an active market. The fair value of the private placement warrants is equivalent to that of the public warrants as they have substantially the same terms; however, as they are not actively traded, they are classified as Level 2 in the hierarchy table above.

Milestone Contingent Consideration

The fair value of milestone contingent consideration was estimated using a Monte Carlo simulation model. The fair value is based on an option pricing framework, whereby a range of possible scenarios were simulated around forecasted net sales.

The significant unobservable inputs used in the Monte Carlo simulation to measure the milestone contingent consideration that are categorized within Level 3 of the fair value hierarchy were as follows:

	December 31,
	2023	2022
Volatility	25.0%	35.0%
Risk-free rate	3.9%	4.0%
Weighted average cost of capital	30.0%	30.0%
Cost of debt	11.1% - 11.7%	10.0%

Holdback Contingent Consideration

The fair value of holdback contingent consideration was estimated using a scenario-based analysis. The fair value is based on the expected holdback release date and expected holdback payment. The future expected payments were discounted to the valuation date using the cost of debt.

The significant unobservable inputs used in the scenario-based analysis to measure the holdback contingent consideration that are categorized with Level 3 of the fair value hierarchy were as follows:

	December 31,
	2023	2022
Cost of debt	N/A	10.2%

Note 7 — Leases

We have operating leases for certain office spaces with lease terms ranging from two to five years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at our election to renew or extend the leases for additional periods ranging from three to ten years. These optional periods have not been considered in the determination of the ROU assets or lease liabilities associated with these leases as we did not consider the exercise of these options to be reasonably certain. The ROU assets are included in other long-term assets on the consolidated balance sheets and were $3.7 million and $3.9 million as of December 31, 2023 and 2022, respectively.

Lease Costs

Lease costs for operating leases are recognized on a straight-line basis over the lease term. The total lease cost for the period was as follows:

	Year Ended December 31,
(in thousands)	2023	2022
Operating lease cost (1)	$2,397	$6,879
Short-term lease cost	1,504	959
Variable lease cost	27	46
Total lease cost	$3,928	$7,884

(1) Operating lease cost includes $5.0 million lease termination fee incurred during the year ended December 31, 2022.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Lease Maturities

The table below reconciles the undiscounted lease payment maturities to the lease liabilities for our operating leases as of December 31, 2023:

(in thousands)
2024	$1,875
2025	1,588
2026	920
Total	4,383
Less: amount of lease payments representing interest	(246)
Present value of future lease payments	4,137
Less: current portion of operating lease liabilities	(1,730)
Long-term portion of operating lease liabilities (included in other long-term liabilities)	$2,407

Supplemental Lease Information

Supplemental information related to our operating leases was as follows:

December 31, 2023
Weighted average remaining lease term	2.5 years
Weighted average discount rate	4.5%

Cash paid for amounts included in the measurement of our operating lease liabilities for the years ended December 31, 2023 and 2022 was $2.6 million and $2.1 million, respectively.

In July 2023, we extended the term of a lease for office space by three years. The lease was set to expire in December 2023 and will now expire in December 2026. The amendment was accounted for as a lease modification and resulted in a $2.0 million increase to the related ROU asset and operating lease liability.

In February 2022, we executed two separate lease agreements (the “Leases”) to lease buildings pending construction that had not yet commenced. Both leases were set to expire on November 30, 2033, unless extended or early terminated in accordance with the terms of the lease. In accordance with the lease agreements, we made a deposit of $4.1 million during the first quarter of 2022. The deposit was restricted from withdrawal and held by a bank in the form of collateral for an irrevocable standby letter of credit held as security.

In August 2022, we entered into a lease termination agreement (the “Lease Termination”) for the Leases prior to lease commencement. As consideration for the termination of the Leases, we agreed to pay the landlord a termination fee of $6.0 million of which $2.5 million was paid on the termination date and which was subsequently reduced by $1.0 million after the landlord entered into a separate lease with a third party in December 2022. The remaining $2.5 million liability was recorded in accrued liabilities on the consolidated balance sheet as of December 31, 2022 and was paid in January 2023. The $4.1 million deposit was classified as restricted cash and included in prepaid expenses and other current assets in the consolidated balance sheet as of December 31, 2022 and was released in March 2023.

Note 8 — Inventory

Inventory comprised the following:

	December 31,
(in thousands)	2023	2022
Raw materials	$23,171	$16,710
Work in process	972	1,191
Finished goods	1,495	639
Total inventory	$25,638	$18,540
Inventory (current)	$14,634	$13,897
Non-current inventory	$11,004	$4,643

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Note 9 — Property and Equipment

Property and equipment comprised the following:

	December 31,
(in thousands)	2023	2022
Lab equipment (1)	$17,689	$14,978
Computer equipment	1,630	1,600
Furniture and fixtures	1,420	1,343
Internal-use software	1,823	891
Cloud computing arrangements	15,720	12,520
Leasehold improvements	2,461	2,395
Construction in progress	2,061	3,736
Total property and equipment, at cost	42,804	37,463
Less: Accumulated depreciation and amortization	(24,536)	(17,899)
Property and equipment, net	$18,268	$19,564

(1)  Lab equipment includes $1.3 million of equipment that is being leased to authorized sites.

Depreciation expense was $2.4 million and $1.9 million for the years ended December 31, 2023 and 2022, respectively. Amortization expense related to internal-use software and cloud computing arrangements was $5.0 million and $2.7 million for the years ended December 31, 2023 and 2022, respectively. The unamortized costs related to cloud hosting arrangements as of December 31, 2023 and 2022 was $7.1 million and $8.4 million, respectively.

Note 10 — Accrued Liabilities and Other Long-Term Liabilities

Accrued liabilities comprised the following:

	December 31,
(in thousands)	2023	2022
Accrued compensation	14,745	13,897
Accrued restructuring costs	316	2,223
Accrued lease termination fee	—	2,500
Accrued real estate agent commission	—	764
Accrued medical claims	769	663
Contingent litigation settlement liability (Note 18)	1,219	—
Other	771	631
Total accrued liabilities	$17,820	$20,678

Other long-term liabilities comprised the following:

	December 31,
(in thousands)	2023	2022
Long-term operating lease liabilities	$2,407	$2,063
Milestone consideration replacement award liability	2,164	1,261
Milestone contingent consideration	1,133	1,165
Holdback contingent consideration	—	450
Long-term deferred tax liability	—	585
Contingent litigation settlement liability (Note 18)	1,009	—
Other	—	15
Total other long-term liabilities	$6,713	$5,539

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Note 11 — Commitments and Contingencies

Legal Proceedings

We are subject to claims and assessments from time to time in the ordinary course of business. We will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Purchase Commitments

In connection with our collaboration agreement with Illumina Cambridge, Ltd., we were required to engage with two contract manufacturing organizations in order to ensure manufacturing capacity. In 2023, we contracted with Integrated DNA Technologies, Inc. (“IDT”) to manufacture custom products. Under the contract manufacturing agreement, we committed to minimum annual purchases of $2.3 million. As the minimum contract term is three years, our total purchase commitment related to the agreement is $6.9 million.

Note 12 — Stockholders' Equity

Common and Preferred Stock

On September 1, 2021, in connection with the SPAC Merger, the Company amended and restated its certificate of incorporation to authorize 600,000,000 shares of Common Stock, par value of $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Warrants

As of December 31, 2023 and 2022, there were an aggregate of 5,519,991 and 5,013,333 outstanding Public Warrants and Private Placement Warrants, respectively. Each warrant entitles the holder to purchase one share of our Common Stock at a price of $11.50 per share at any time commencing on February 25, 2022. The Warrants will expire on September 1, 2026 or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants, so long as they are held by CMLS Holdings II LLC, a Delaware limited liability company (the “Sponsor”) or any of its permitted transferees, (i) will not be redeemable by the Company (except as described below in “Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $10.00”), (ii) may be exercised by the holders on a cashless basis, and (iii) will be entitled to certain registration rights. If the Private Placement Warrants are held by a holder other than the Sponsor or any of its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios applicable to the Public Warrants and exercisable by such holders on the same basis as the Public Warrants.

Redemptions of warrants when the price per share of Common Stock equals or exceeds $18.00 - Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Redemptions of warrants when the price per share of Common Stock equals or exceeds $10.00 - Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” of our Common Stock (as defined below) except as otherwise described below;

•	if, and only if, the closing price equals or exceeds $10.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•	if the closing price of the Common Stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of our Common Stock shall mean the volume weighted average price of our Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per warrant (subject to adjustment).

We will not redeem the Warrants as described above unless an effective registration statement under the Securities Act of 1933, as amended, covering our Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder will be entitled to exercise their warrants prior to the scheduled redemption date.

The Company may not redeem the Private Warrants, so long as they continue to be held by the original purchasers or permitted transferees. However, if the Private Warrants are transferred and no longer held by the original holder (or permitted transferees), such Warrants will automatically convert into Public Warrants and become subject to the same redemption provisions. Such Warrants will cease to exist as Private Warrants.

Note 13 — Stock-based Compensation

Incentive Awards Plans

We maintain three equity incentive plans – the 2009 Equity Incentive Plan (the “2009 Plan”), the 2017 Equity Incentive Plan (the “2017 Plan”), and the 2021 Equity Incentive Plan (the “2021 Plan”) under which incentive and nonstatutory stock options to purchase shares of Old SomaLogic’s common stock were granted to employees, directors, and non-employee consultants. The 2009 Plan was terminated upon the adoption of the 2017 Plan, and no further awards were granted under the 2009 Plan thereafter. The outstanding options previously granted under the 2009 Plan continued to remain outstanding under the 2017 Plan.

In September 2021, our Board of Directors adopted, and our stockholders approved, a new incentive plan (the “2021 Plan”), under which the Company may grant cash and equity incentive awards in the form of stock options, stock appreciation rights, restricted stock, other stock-based awards, other cash-based awards, and performance awards to employees, directors, and consultants of the Company. The 2021 Plan became effective upon the closing of the SPAC Merger. The 2017 Plan was terminated when the Board adopted the 2021 Plan but continues to govern certain terms and conditions of awards granted thereunder. As of December 31, 2023, we were authorized to issue a maximum of 39,754,402 shares of Common Stock. As of December 31, 2023, 21,689,054 awards have been granted under the 2021 Plan. As of December 31, 2023, we have reserved 51,759,527 shares of Common Stock for issuance under all incentive plans.

Employee Stock Purchase Plan

On January 1, 2022, the Company began offering an Employee Stock Purchase Plan (“ESPP”). The ESPP allows eligible employees to contribute between 2% to 15% of their base salary, deducted on each payroll date on an after-tax basis, toward the semi-annual purchase of shares of our common stock at a discounted price. Employees can purchase stock at a 15% discount applied to the closing stock price on the last day of the six-month option period.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Stock-based Compensation Expense

Stock-based compensation also includes the impact of common stock purchased through our employee stock purchase plan, which allows eligible employees to purchase shares of our Common Stock at a price equal to 85% of their fair market value on the last day of a defined offering period.

Stock-based compensation was recorded in the consolidated statements of operations and comprehensive loss as shown in the following table:

	Year Ended December 31,
(in thousands)	2023	2022
Cost of assay services revenue	$695	$1,080
Cost of product revenue	100	53
Research and development	6,057	8,186
Selling, general and administrative	13,645	34,290
Total stock-based compensation	$20,497	$43,609

Stock-based compensation will fluctuate based on the grant-date fair value of awards, the number of awards, the requisite service period of the awards, modification of awards, employee forfeitures and the timing of the awards. Expense related to each stock option and restricted stock unit (“RSU”) award is recognized on a straight-line basis over the requisite service period of the entire award.

During 2022, the Company modified options and RSUs held by certain terminated executives and certain employees whose employment was terminated as part of a strategic reorganization (see Note 17) to accelerate the vesting and/or extend contractual terms. During 2023, additional executives and employees were terminated, and equity awards were similarly modified. We incurred incremental stock-based compensation expense related to equity award modifications of $1.3 million and $8.3 million for the years ended December 31, 2023 and 2022, respectively.

Stock Options Awards

At December 31, 2023, there were 22,120,341 options outstanding within the 2009 Plan, the 2017 Plan, and the 2021 Plan and 3,279,794 options outstanding that were granted outside of the incentive plans. Generally, options vest over four years, with 25% vesting upon the first-year anniversary of the grant date and the remaining options vesting ratably each month thereafter.

The following table shows a summary of all stock option activity for the year ended December 31, 2023:

	Stock Options	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
December 31, 2022	23,541,194	$6.44
Granted	6,635,815	$2.43
Exercised	(135,740)	$1.64
Forfeited	(4,578,277)	$7.00
Expired	(62,857)	$1.54
Outstanding as of December 31, 2023	25,400,135	$5.33	7.66	$1,270
Exercisable as of December 31, 2023	15,664,993	$6.11	6.91	$214
Vested and expected to vest as of December 31, 2023	23,330,106	$5.47	7.54	$1,017

The assumptions used in valuing the stock options granted are set forth in the following table:

Year Ended December 31,
	2023	2022
Expected dividend yield	—%	—%
Expected volatility	76.95 – 80.95%	76.35 – 80.30%
Risk-free interest rate	3.38 – 4.72%	1.58 – 4.16%
Expected weighted-average life of options	5.78 years	6.03 years

The total intrinsic value of options exercised during the years ended December 31, 2023 and 2022 was approximately $0.1 million and $9.9 million, respectively.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

The weighted-average grant date fair value for options granted during the years ended December 31, 2023 and 2022 was $1.68 and $4.85, respectively.

Based on options granted to employees as of December 31, 2023, total compensation expense not yet recognized related to unvested options is approximately $19.0 million, which is expected to be recognized over a weighted average period of 2.39 years.

Restricted Stock Units

RSUs vest subject to the satisfaction of service requirements. The grant-date values of these awards are determined based on the closing price of the Company’s common stock on the date of the grant.

The following table shows a summary of all RSU activity for the year ended December 31, 2023:

	RSUs	Weighted-Average Grant Date Fair Value Per Share
Unvested at December 31, 2022	3,084,379	$4.55
Granted	1,417,710	$2.46
Vested	(793,348)	$4.74
Forfeited	(1,030,730)	$4.26
Unvested at December 31, 2023	2,678,011	$3.49
Unrecognized stock-based compensation expense at December 31, 2023 (in millions)	$5.7
Weighted average remaining period at December 31, 2023	2.32 years

The total fair value of RSUs that vested during the years ended December 31, 2023 and 2022 was $3.8 million and $0.1 million, respectively. We have not recognized any tax benefits related to the effects of employee stock-based compensation expense.

Service Provider Earn-Out Shares

The weighted average grant date fair value of the Service Provider Earn-Outs was $7.04 per share, and was recognized as stock-based compensation expense on a straight-line basis over the derived service period of 1.2 years. The assumptions used in valuing the Service Provider Earn-Outs using the Monte Carlo simulation included volatility of 89.8%, risk-free interest rate of 0.10% to 0.11%, and a stock price of $10.63 to $10.67. We recorded $5.8 million in stock-based compensation expense related to the Service Provider Earn-Outs during the year ended December 31, 2022. Expenses related to the Service Provider Earn-Outs were fully recognized as of December 31, 2022, as the derived service period passed in 2022.

Employee Stock Purchase Plan Shares

Employees purchased 231,247 shares at an average price of $1.96 during the year ended December 31, 2023 and 146,699 shares at an average price of $2.53 during the year ended December 31, 2022. The intrinsic value of ESPP options exercised was less than $0.1 million for each of the years ended December 31, 2023 and 2022. The intrinsic value is calculated as the difference between the market value on the date of purchase and the purchase price of the shares.

Replacement Awards Subject to Vesting Conditions

In connection with the Palamedrix Acquisition, we issued 1,209,801 shares of Common Stock and milestone consideration to founder employees that require continuing employment for a period of three years. Related stock-based compensation expense of $1.4 million and $0.6 million was recorded in research and development expense in the consolidated statements of operations and comprehensive loss during the years ended December 31, 2023 and 2022, respectively.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Note 14 — Income Taxes

The components of the Company’s provision for income taxes are as follows:

	Year Ended December 31,
(in thousands)	2023	2022
Current income tax expense (benefit)
Federal	$—	$—
State	62	76
Foreign	7	13
	69	89
Deferred tax expense (benefit)
Federal	(491)	(982)
State	(93)	176
Foreign	—	—
	(584)	(806)
Provision for income taxes	$(515)	$(717)

During 2023, our IPR&D asset became fully impaired, resulting in a full reversal of the indefinite-lived deferred tax liability, creating a deferred tax benefit. As a result, the Company recorded $0.5 million of income tax benefit for the year ended December 31, 2023.

The components of the deferred income tax assets and liabilities is as follows:

	December 31,
(in thousands)	2023	2022
Deferred income tax assets:
Net operating loss carryforwards	$126,425	$104,666
Research and development credits	15,976	13,780
Depreciation and amortization	425	288
Deferred revenue	8,014	8,548
Accrued expenses and non-deductible reserves	586	471
Compensation accruals	2,295	2,415
Stock-based compensation	21,713	19,065
Interest expense carryforward	—	4,920
Section 174 expense	16,014	17,714
Lease liability	970	1,105
Other	1,013	862
	193,431	173,834
Valuation allowance	(192,563)	(169,394)
Deferred tax assets (net)	868	4,440

Deferred income tax liabilities:
Intangible assets	—	(4,065)
Right of use asset	(868)	$(960)
Net deferred income tax liabilities	$—	$(585)

As of December 31, 2023, and 2022, a valuation allowance of $192.6 million and $169.4 million was established against the Company’s deferred tax assets as the Company believes it is more likely than not these tax attributes would not be realizable in the future. The valuation allowance increased by $23.2 million for the year ended December 31, 2023.

The Company evaluates the need to establish a valuation allowance by considering all available positive and negative evidence, including expected levels of taxable income, future reversals of existing temporary differences, tax planning strategies, and recent financial operations. The Company establishes a valuation allowance to reduce deferred tax assets to the extent it is more likely than not that some, or all, of the deferred tax assets will not be realized. Accordingly, the Company has established a valuation allowance equal to the net realizable deferred tax assets. The Company will continue to monitor its available positive and negative evidence in assessing the realization of its deferred tax assets in the future, and should there be a need to release the valuation allowance, a tax benefit will be recorded.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

As of December 31, 2023, and 2022, the Company had federal net operating losses (“NOLs”) of $511.1 million and $416.3 million, respectively. Of the aggregate federal NOLs at December 31, 2023, $326.3 million can be carried forward indefinitely, and the remaining $184.8 million will begin to expire in 2024.

As of December 31, 2023, and 2022, the Company had state NOLs of $392.9 million and $359.5 million, respectively, which begin to expire in 2024.

As of December 31, 2023, and 2022, the Company had research and development credit carryforward of $17.3 million and $14.8 million, respectively, which begin to expire in 2024.

Our U.S. deferred tax assets are also subject to annual limitation under Section 382 of the Internal Revenue Code of 1986 due to stock ownership changes that have occurred. Based on annual analyses completed, we have concluded that all of our historical U.S. deferred tax assets generated through December 31, 2023 are available to us for future use to offset taxable income. We may experience ownership changes in the future as a result of shifts in our stock ownership (some of which may be outside our control). Therefore, available U.S. deferred tax assets may be further limited in the event of another significant ownership change.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions with varying statutes of limitations. As of December 31, 2023, the Company is not under examination in any jurisdiction and the tax years 2019 through 2022 remain open to examination in its federal and state jurisdictions. The Company believes no significant changes in the unrecognized tax benefits will occur within the next 12 months.

The Company did not recognize any interests or penalties in all periods presented or accrue any interests or penalties as of December 31, 2023, and 2022.

Note 15 — Employee Benefit Plans

The Company sponsors a 401(k) plan, covering all employees in the United States. The Company matches 100% of the first 4% of employee contributions with immediate vesting. We made matching contributions of approximately $2.1 million during the years ended December 31, 2023 and 2022.

Note 16 — Related Parties

The Company paid $0.4 million of an unconditional contribution to a related party during the year ended December 31, 2022. As of December 31, 2022, there was no remaining contribution payable.

Casdin Partners Master Fund, L.P (“Casdin”), founded by Eli Casdin, a member of the Company’s Board of Directors and one of our principal owners, was a shareholder of Palamedrix. Upon our acquisition of Palamedrix, Casdin received $0.8 million in cash, $0.8 million in equity, and the right to receive up to $0.3 million of milestone consideration related to the achievement of net sales milestones.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Note 17 — Restructuring

On December 16, 2022, following the completion of a strategic review of our business, we announced a workforce reduction plan (the "Strategic Reorganization") to reduce operating costs and focus on long-term growth opportunities in our life sciences business. Under this Strategic Reorganization, we reduced our workforce by approximately 16%, with a majority of these employees separating in December 2022 and the remaining affected employees separating over the next three-month period. Employees who were impacted by the restructuring were eligible to receive severance benefits contingent upon an impacted employee's execution of a separation agreement, which included a general release of claims against us. Certain impacted employees were covered by employment agreements or an existing severance plan that provides termination benefits.

Employee severance and benefits are comprised of severance, other termination benefit costs, and non-cash stock-based compensation expense for the extension of the exercise period of vested options. One-time termination benefits were recorded pursuant to ASC 420, Exit or Disposal Cost Obligations, while termination benefits under ongoing benefit arrangements were recorded pursuant to ASC 712, Compensation - Nonretirement Postemployment Benefits. See Note 13, Stock-based Compensation, for additional information about benefits related to the extension of the exercise period of vested options.

During the year ended December 31, 2023, the Company recognized restructuring charges of approximately $1.1 million primarily related to termination benefits under ongoing benefit arrangements. During the year ended December 31, 2022, the Company recognized restructuring charges of approximately $2.9 million comprised of $1.2 million related to one-time termination benefits, $1.0 million related to termination benefits under ongoing benefit arrangements, and $0.7 million related to non-cash stock-based compensation expense. We do not expect to incur additional material employee severance and benefits expense.

The following table outlines the components of the restructuring charges included in the consolidated statement of operations and comprehensive loss:

	Year Ended December 31,
(in thousands)	2023	2022
Cost of assay services revenue	$19	$284
Research and development	243	1,126
Selling, general and administrative	838	1,478
Total employee severance and benefits	$1,100	$2,888

The following table outlines the changes in liabilities associated with our Strategic Reorganization, including restructuring expenses incurred and cash payments for the years ended December 31, 2023 and 2022:

(in thousands)
Balance at December 31, 2021	$—
Accruals	2,223
Payments	—
Balance at December 31, 2022	2,223
Accruals	1,062
Payments	(2,969)
Balance at December 31, 2023	$316

The restructuring liabilities are included in accrued liabilities in the consolidated balance sheets. We expect that all of the remaining accrued restructuring liabilities will be paid in cash over the next 12 months. The charges recognized in the rollforward of our accrued restructuring liabilities do not include items charged directly to expense for extension of the exercise period of vested options.

Note 18 — Subsequent Events

We evaluated all events or transactions that occurred after December 31, 2023 through April 10, 2024, the date the accompanying consolidated financial statements were available to be issued.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Standard BioTools Merger

On January 5, 2024, we completed the previously announced merger pursuant to the Agreement and Plan of Merger, dated October 4, 2023 (the “Merger Agreement”), by and among Standard BioTools Inc. (“Standard BioTools”), SomaLogic, and Martis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Standard BioTools (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into SomaLogic, with SomaLogic surviving as a wholly owned subsidiary of Standard BioTools (the “Merger”). At the consummation of the Merger, each issued and outstanding share of common stock of SomaLogic was converted into the right to receive 1.11 shares of common stock of Standard BioTools, and cash in lieu of fractional shares. At the effective time of the Merger, SomaLogic’s common stockholders owned approximately 57%, and Standard BioTools’ common stockholders owned approximately 43%, of the outstanding shares of common stock of the combined company on a fully diluted basis.

In addition, as of the effective time of the Merger, Standard BioTools assumed each SomaLogic stock incentive plan, outstanding options to purchase shares of SomaLogic common stock and outstanding restricted stock units convertible into shares of SomaLogic common stock, whether vested or unvested. In addition, all outstanding Public Warrants became private, with no changes to the terms of the warrants. All warrants will continue to be treated in accordance with their terms.

Eli Casdin, a member of our Board of Directors and one of our principal owners, is also a principal owner of Standard BioTools.

Litigation Settlements

In February 2024, litigation outstanding as of December 31, 2023 was settled with a former employee. As settlement consideration, the former employee retained 422,048 in previously forfeited unvested shares of Standard BioTools common stock (the “settlement shares”). The settlement shares converted from 380,223 shares of SomaLogic common stock at the effective time of the Merger, and were all issued and outstanding unvested shares of SomaLogic common stock as of December 31, 2023. As a result of the settlement, the Company recorded a loss contingency of $1.0 million for the accelerated vesting of the shares at their settlement-date fair value in selling, general and administrative expenses in its consolidated statement of operations and comprehensive loss for the year ended December 31, 2023. A corresponding liability was recorded in other long-term liabilities on the consolidated balance sheet as of December 31, 2023.

In March 2024, the Company agreed to settle litigation outstanding as of December 31, 2023 with former shareholders of Palamedrix by exchanging $6.2 million of cash for 1,844,917 shares of Standard BioTools common stock held (“repurchase shares”) by the former Palamedrix shareholders. The estimated fair value of the repurchase shares is approximately $5.0 million. The repurchase shares were converted from 1,662,087 shares of SomaLogic common stock, which were all issued and outstanding as of December 31, 2023. The Company recorded a loss contingency of $1.2 million for the excess of the consideration to be transferred over the estimated fair value of the repurchase shares in selling, general and administrative expenses in its consolidated statement of operations and comprehensive loss for the year ended December 31, 2023. A corresponding liability was recorded in accrued liabilities on the consolidated balance sheet as of December 31, 2023.